===============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                              Moore Products Co.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  615836-103
-------------------------------------------------------------------------------
                                (CUSIP Number)

                             Robert E. Wisniewski
                            Secretary and Treasurer
                              Moore Products Co.
                              1201Sumneytown Pike
                          Spring House, PA 19477-0900
                                (215) 646-7400
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 16, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

CUSIP No. 615836-103                  13D                          Page 2 of 15

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Moore Products Co.
     Pension Plan and Benefits Committee                 IRS No. 23-1427830
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          500,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    500,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     EP
--------------------------------------------------------------------------------

CUSIP No. 615836-103                  13D                          Page 3 of 15

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Donald E. Bogle

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]


--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    80,000
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          500,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    80,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    500,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     580,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     21.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 615836-103                  13D                          Page 4 of 15

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Edward J. Curry

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]


--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    59,692
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          500,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    59,692
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    500,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     559,692
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.7%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------

CUSIP No. 615836-103                  13D                          Page 5 of 15

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Robert E. Wisniewski

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]


--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    14,077
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          500,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    14,077
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    500,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     514,077

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.3%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------

CUSIP No. 615836-103                  13D                          Page 6 of 15

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Edward J. McGarvey

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]


--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     N/A

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    500,000
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    500,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

     This statement on Schedule 13D relates to the intended acquisition of Moore Products Co. (the "Company") by Siemens Energy & Automation, Inc. ("Parent"), a Delaware corporation and indirect wholly-owned subsidiary of Siemens Aktiengesellschaft ("Siemens AG"), a corporation formed under the laws of the Federal Republic of Germany, pursuant to an Agreement and Plan of Merger dated as of January 16, 2000 (the "Merger Agreement") by and among: Parent; Malibu Acquisition Corp. ("Purchaser"), a Pennsylvania corporation and wholly-owned subsidiary of Parent; and the Company. The Merger Agreement provides for a cash tender offer, which commenced January 21, 2000 (the "Tender Offer"), by Purchaser for all of the outstanding common stock and preferred stock of the Company, to be followed by a merger of Purchaser with and into the Company. As a condition to their entering into the Merger Agreement, Parent and Purchaser required that the Company, the reporting persons and certain other shareholders of the Company, in their capacities as shareholders, simultaneously enter into a Tender and Option Agreement with Parent and Purchaser (the "Tender and Option Agreement") whereby the Moore Products Co. Pension Plan and the other reporting persons other than Mr. McGarvey agreed to tender all of their shares of capital stock of the Company in the Tender Offer and granted to Parent and Purchaser an option to purchase such shares at the Tender Offer price under certain circumstances. Further, in that Agreement, certain of the reporting persons agreed to vote in favor of the Merger and related matters and also granted to Parent and Purchaser a proxy to vote such shares as set forth in Item 6 herein.

     On January 21, 2000, Siemens AG, Parent and Purchaser filed with the Securities and Exchange Commission (the "Commission") a Schedule 13D (the "Siemens Schedule 13D") and a Schedule 14D-1 (the "Siemens Schedule 14D-1") with respect to the Tender Offer and Merger, attaching or incorporating by reference as exhibits thereto, the Merger Agreement, the Tender and Option Agreement (including the list of the shareholders party thereto and their shareholdings), and Purchaser's Offer to Purchase" and "Letter of Transmittal"(together, the "Offer") relating to the Tender Offer. Also on January 21, 2000 the Company filed a Schedule 14D-9 (the "Company Schedule 14D-9") setting forth the recommendations of the Company's Board of Directors that the Company's shareholders accept the Offer and tender their shares of Company capital stock pursuant to the Offer, and that they subsequently approve the Merger Agreement, if such approval is required by law.

     The filing of this Schedule 13D shall not be construed as an admission by the reporting persons that they are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owners of any shares of capital stock of the Company or that the filing of this Schedule 13D is required by applicable rules.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to shares of the common stock, par value $1.00 per share ("Common Stock"), of Moore Products Co. (the "Company"), a Pennsylvania corporation with its principal executive offices at 1201 Sumneytown Pike, Spring House, PA 19477-0900.

Item 2. Identity and Background.

     This statement is being filed by the following persons (the "reporting persons"): Moore Products Co. Pension Plan (the "Pension Plan") and the Benefits Committee (the "Committee") consisting of: Donald E. Bogle, Director and Chief Executive Officer of the Company; Edward J. Curry, Director, Executive Vice President and Chief Operating Officer of the Company; Robert E. Wisniewski, Secretary and Treasurer of the Company; and Edward J. McGarvey, Manager of Human Resources of the Company.

     The address of the Pension Plan, the Committee and each of the members of the Committee is: c/o Moore Products Co., 1201 Sumneytown Pike, Spring House, PA 19477-0900.

     During the last 5 years, none of the Pension Plan, the Committee or the members of the Committee: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        Not applicable with respect to reporting persons.*

Item 4. Purpose of Transaction.
        Not applicable with respect to reporting persons.*

---------------------
* Reference is made to the information set forth in the "Introduction," "Sources and Amount of Funds," "Purpose of the Offer and Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters," "Effect of the Offer on the Market for the Common Stock; Stock Quotation; Exchange Act Registration; Margin Regulations" and "Dividends and Distributions" of the Offer to Purchase in exhibit (2) hereto for such information as it relates to Siemens AG, Parent and Purchaser.

                            -------------------------


Item 5.  Interest in Securities of the Issuer.

     Messrs. Bogle Curry, Wisniewski and McGarvey are the sole members of the Benefits Committee. Under the governing instruments of the Pension Plan and Trust, voting and dispositive power with respect to the 500,000 shares of Moore Products Co. Common Stock held by the Pension Plan is vested in the Committee, subject to certain exceptions. However, decisions of the Committee on these matters must be made by a majority of the members of the Committee. The filing of this Schedule 13D shall not be construed as an admission that the aforesaid members of the Committee are, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owners of the shares held by the Pension Plan.

     The 500,000 Moore Products Co. shares held by the Pension Plan constitute 18.9% of the Common Stock outstanding, but only 14.2% of the outstanding voting securities, since the 175,950 shares of Preferred Stock outstanding generally vote with the Common Stock as a single class, and each preferred Share is entitled to five votes. The Preferred Stock is convertible into Common Stock at the rate of one share of Common Stock for each two and one half shares of Preferred Stock.

     The Pension Plan has not effected any transactions in the Common Stock during the last 60 days.

         The following additional information concerning beneficial ownership of shares also is subject to the rights of Parent and Purchaser and the obligations of the reporting persons under the Tender and Option Agreement discussed in Item 6 herein.

        Donald E. Bogle:

        (a)  amount beneficially owned:    580,000 (1) (2)
             percentage of class:          21.3%

        (b)  sole power to vote            80,000 (2)
             or direct the vote:

             shared power to vote
             or direct the vote:           500,000 (1)

             sole power to dispose or
             direct the disposition of:    80,000 (2)

             shared power to dispose or
             direct the disposition of:    500,000 (1)

        (c)  transactions during
             last sixty days:                 0

        (d)  right of others to receive
             dividends and sale proceeds:  reference is made to Item 6 herein.

        (e)  date on which reporting person
             ceased to be the beneficial owner
             of more than 5% of the Shares:  reference is made to Item 6 herein.

                            -------------------------

        Edward J. Curry

        (a)  amount beneficially owned:    559,692 (1) (2)
             percentage of class:          20.7%

        (b)  sole power to vote
             or direct the vote:           59,692 (2)

             shared power to vote
             or direct the vote:           500,000 (1)

             sole power to dispose or
             direct the disposition of:    59,692 (2)

             shared power to dispose or
             direct the disposition of:    500,000 (1)

        (c)  transactions during
             last sixty days:                 0

        (d)  right of others to receive
             dividends and sale proceeds:  reference is made to Item 6 herein.

        (e)  date on which reporting person
             ceased to be the beneficial owner
             of more than 5% of the Shares:  reference is made to Item 6 herein.

                            -------------------------



         Robert E. Wisniewski:

         (a)  amount beneficially owned:    514,077 (1) (2)
              percentage of class:              19.3%

         (b)  sole power to vote
              or direct the vote:           14,077 (2)
              shared power to vote
              or direct the vote:           500,000 (1)

              sole power to dispose or
              direct the disposition of:    14,077 (2)


              shared power to dispose or
              direct the disposition of:    500,000(1)

         (c)  transactions during
              last sixty days:                 0

         (d)  right of others to receive
              dividends and sale proceeds:  reference is made to Item 6 herein.

         (e)  date on which reporting person
              ceased to be the beneficial owner
              of more than 5% of the Shares: reference is made to Item 6 herein.

                            -------------------------


         Edward J. McGarvey

         (a)  amount beneficially owned:    500,000(1)
              percentage of class:           18.9%

         (b)  sole power to vote
              or direct the vote:              0

              shared power to vote
              or direct the vote:           500,000 (1)

              sole power to dispose or
              direct the disposition of:       0

              shared power to dispose or
              direct the disposition of:    500,000 (1)

         (c)  transactions during
              last sixty days:                 0

         (d)  right of others to receive
              dividends and sale proceeds: reference is made to Item 6 herein.

         (e)  date on which reporting person
              ceased to be the beneficial owner
              of more than 5% of the Shares: reference is made to Item 6 herein.

                               ------------------

---------------------

(1)  Includes the 500,000 shares of Company Common Stock held by the Pension
     Plan

(2) Includes, with respect to the particular named individual, shares of Common Stock issuable under stock options granted to him under the Company's stock option plan which are exercisable currently or within 60 days as follows:
     D. E. Bogle-75,000; E. J. Curry-58,600; R. E. Wisniewski-13,440; and E. J.
     McGarvey-0. Does not include options which accelerate in accordance with the provisions of the Merger Agreement.

                             ---------------------


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The reporting persons are parties to the Tender and Option Agreement pursuant to which the reporting persons, other than Mr. McGarvey, agreed to tender all their shares of capital stock of the Company in the Tender Offer and granted to Parent and Purchaser an option to purchase such shares at the Tender Offer price under certain circumstances. Further, in that Agreement the members of the Committee in their capacities as such agreed so to direct Mellon Bank, N.A., the trustee of the Pension Plan, to vote the shares in the Pension Plan in favor of the Merger and related matters, and Mr. Bogle, in his individual capacity similarly agreed to vote his shares and also granted a proxy to Parent and Purchaser so to vote his shares. The information set forth in the "Introduction" and "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference to exhibit (2) hereto.

Item 7. Material to be Filed as Exhibits.

(1)  Filing Agreement dated February 10, 2000
(2)  Offer to Purchase, dated January 21, 2000*
(3) Agreement and Plan of Merger, dated as of January 16, 2000, by and among Parent, Purchaser and the Company*
(4) Tender and Option Agreement, dated as of January 16, 2000, by and among Parent, Purchaser and the Company*

---------------------
* Incorporated herein by reference to exhibits (a)(1), (c)(1) and (c)(3), respectively, to the Siemens Energy & Automation, Inc. Schedule 14D-1 filed with respect to Moore Products Co. on January 21, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to such reporting person is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(k), that this statement is being filed on behalf of each of the reporting persons herein.

Dated: February 10, 2000


                                         MOORE PRODUCTS CO. PENSION
                                         PLAN AND BENEFITS COMMITEE



                                         By: /s/ Donald E. Bogle
                                             -------------------------
                                                 Donald E. Bogle*


                                         By: /s/ Edward J. Curry
                                             -------------------------
                                             Edward J. Curry*

                                         By: /s/ Robert E. Wisniewski
                                             -------------------------
                                                 Robert E. Wisniewski*

                                         By: /s/ Edward J. McGarvey
                                             -------------------------
                                                 Edward J. McGarvey*


*  Member of the Benefits Committee

                                  EXHIBIT INDEX

(1)  Filing Agreement dated February 10, 2000
(2)  Offer to Purchase, dated January 21, 2000*
(3) Agreement and Plan of Merger, dated as of January 16, 2000, by and among Parent, Purchaser and the Company*
(4) Tender and Option Agreement, dated as of January 16, 2000, by and among Parent, Purchaser and the Company*



----------
* Incorporated herein by reference to Exhibits (a)(1), (c)(1) and (c)(3), respectively, to the Siemens Energy & Automation, Inc. Schedule 14D-1 filed with respect to Moore Products Co. On January 21, 2000.


                                      -14-